December 22, 2011

VIA EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, DC 20549-4631

Attention: W. John Cash, Branch Chief

Re:	Carpenter Technology Corporation

Form 10-K for Fiscal Year Ended June 30, 2011

Filed August 24, 2011

Response Letter Dated December 12, 2011

File No. 1-5828

Ladies and Gentlemen:

We provide below responses to the Staff’s comment letter dated December 14, 2011. As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments (in bold face type) followed by our response. We are filing this letter via EDGAR and sending three copies to the Staff by overnight delivery.

Unless the context requires otherwise, references to we, our, us, Carpenter or the Company in the responses below refer to Carpenter Technology Corporation.

Form 10-K for the Fiscal Year Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of Raw Material Prices and Product Mix, page 20

1.	We note your response to our prior comment number one in our letter dated, November 30, 2011. It is unclear why you are recognizing your gains and losses associated with commodity forward contract in costs of goods sold at the time the quantities are purchased. Your proposed disclosure revisions suggest the recognition in cost of goods sold at the time of purchase is related to LIFO inventory accounting. Please explain to us why you believe LIFO inventory accounting causes you to recognize these gains and losses when quantities are purchased, rather than sold. As part of your response, please clarify for us how you maintain your perpetual inventory records (i.e. FIFO, average cost, etc.) and describe how you convert your perpetual inventories to a LIFO cost basis.

U.S. Securities and Exchange Commission

December 22, 2011

Carpenter Response

We understand that our response to our prior comment number one in your letter dated November 30, 2011 may not be clear as to why we are recognizing gains and losses associated with commodity forward contracts in costs of goods sold at the time the quantities are purchased.

We value our inventory on a Last-In, First-Out (“LIFO”) basis for accounting purposes. Our perpetual inventory is based on beginning of year First-In, First-Out (“FIFO”) values utilizing a standard cost system. Annually, at year-end, we calculate the FIFO values of our inventory, based on actual costs including the gains or losses related to commodity hedges, which may still be in ending inventory. The FIFO inventory values are used to develop the LIFO value of inventory using dollar value LIFO, which is based on the dollar value of items rather than on physical units.

According to Accounting Standards Codification No. 815, Derivatives and Hedging, (“ASC 815”) amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gains and losses in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the asset acquired or liability incurred affects earnings. Under the LIFO inventory valuation method, changes in the cost of raw materials and production activities are recognized in cost of sales in the current period attempting to match the most recently incurred costs with revenues. As such, the gains and losses associated with the commodity forward contracts are reclassified to the LIFO inventory values together with the cash purchase price when we purchase the underlying commodities. Any variances between the total purchase price, inclusive of the commodity hedge gains or losses, relative to beginning of year FIFO values are charged to costs of goods sold in the current period.

We propose the following modification to our proposed revised disclosure beginning with our Form 10-Q for the quarter ending December 31, 2011 (revised or new information is highlighted in bold face and underline).

Because we value most of our inventory under the LIFO costing methodology, changes in the cost of raw materials and production activities are recognized in cost of sales in the current period attempting to match the most recently incurred costs with revenues. Gains or losses on the commodity forward contracts are reclassified from other comprehensive income together with the actual purchase price of the underlying commodities when the underlying commodities are purchased and recorded in inventory. To the extent that the total purchase price of the commodities, inclusive of the gains or losses on the commodity forward contracts, are higher or lower relative to the beginning of year costs, our costs of goods sold reflect such amounts. Accordingly, the gains and/or losses associated with commodity forward contracts may not impact the same period that the firm price sales arrangements revenue is recognized, and comparisons of gross profit from period to period may be impacted. These firm price sales arrangements are expected to continue as we look to strengthen our long-term customer relationships by expanding, renewing and in certain cases extending to a longer term, our customer long-term arrangements.

U.S. Securities and Exchange Commission

December 22, 2011

In connection with our responses to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments, and our changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please feel free to contact the undersigned at (610) 208-4271.

Sincerely,

/s/ K. Douglas Ralph

K. Douglas Ralph
Senior Vice President and Chief Financial Officer